Exhibit 99.1

UNITED STATES DISTRICT COURT
DISTRICT OF MASSACHUSETTS

CORVEX MANAGEMENT LP and RELATED FUND MANAGEMENT LLC,

Plaintiffs,

-against-

COMMONWEALTH REIT, BARRY M. PORTNOY, ADAM D. PORTNOY, JOSEPH L. MOREA, WILLIAM A. LAMKIN, and FREDERICK N. ZEYTOONJIAN,

Defendants.

Civil Action No.

COMPLAINT

Plaintiffs Corvex Management LP ("Corvex") and Related Fund Management, LLC ("Related"), by their counsel, allege upon knowledge with respect to themselves and their own acts, and upon information and belief as to all other matters, as follows:

SUMMARY OF ACTION

1.   Absent emergency injunctive relief by late Monday, March 4, 2013, an abrupt and dilutive Equity Offering, orchestrated by Defendants in violation of the federal securities laws, will close early Tuesday morning, March 5, 2013. The closing of this Equity Offering will cause irreparable harm to Plaintiffs and all other existing shareholders of Defendant CommonWealth REIT ("CWH" or the "Company") and must be stopped.

2.   The Equity Offering is being pursued by the Company to defeat efforts by existing shareholders to effect change at the Company. Significantly, to remove the Trustees by written consent requires a 66.67% vote of the shareholders. By closing the Equity Offering, by

massively diluting the existing shareholders, and by placing large blocks of stock in friendly

hands — the Trustees are taking inappropriate steps to disenfranchise the existing shareholders.

Such abuse of the markets should not be countenanced.

3.   Defendants are facing an above-market offer from Plaintiffs (who hold 9.8% of

the common stock of the Company) and related efforts to effect significant change at the

Company. No doubt learning of the increased volume of trading as Plaintiffs established their

major position in the stock, Defendants abruptly orchestrated the Equity Offering.

4.   There is no plausible business or economic rationale for the offering. Instead, the

sole and undisclosed purpose of the sudden and massive offering of 34,500,000 new shares of

CWH common stock – or over 40% of the currently outstanding equity in the Company – is to

dilute the voting power of existing shareholders so that it is becomes dramatically more difficult

and onerous, if not impossible, for existing shareholders to remove any of CWH's Trustees.

5.   The Equity Offering is priced at $19.00 per share, well below the closing price of

$25.25 per share at which CWH closed yesterday, and even further below the $27.00 per share

price at which Plaintiffs have offered to buy all outstanding CWH stock. Defendants, intent on

disenfranchising existing shareholders and to entrench themselves further, opted instead to place

the shares (which reflect a great below-market value) with buyers, at least some of which are no

doubt "friends" of the Company who are willing to side with the Trustees in the pending

takeover battle. In fact, Plaintiffs placed an order for up to 9.8% of the new shares at up to

$27.00 per share, but did not get a single share, despite the new shares in the Equity Offering

being priced at $19 per share.

6.   Defendants' scheme to entrench themselves and disenfranchise existing

shareholders violates the antifraud provisions of the Securities Exchange Act of 1934 (the

"Exchange Act"). Defendants blatantly misled the markets by indicating in its public filings and

in investor presentations in New York that it was pursuing the Equity Offering to shore up its

balance sheet and for "general business purposes." These statements are materially false and

misleading.

7.   CWH is a NYSE-listed real estate investment trust, or REIT, whose two

Managing Trustees are Defendant Barry Portnoy and his son, Defendant Adam Portnoy. CWH

has no employees. Instead, it outsources the management of its day-to-day operations to Reit

Management & Research LLC ("RMR").

8.   Like other publicly-traded companies, CWH should be organized and operated to

maximize value for its shareholders. It should ensure that its public statements are accurate and

that it does not make changes to its capital structure without accurately conveying the reasons for

such changes. However, the Trustees are exploiting the Company for the benefit of RMR, an

entity that is 100% owned by the Portnoys. Indeed, the CWH and RMR relationship

orchestrated by the Portnoys is governed by two egregiously unfair and one-sided management

agreements under which RMR is compensated based, among other things, on the gross historical

cost basis of CWH's assets, regardless of the impact of those assets on CWH's shareholder

value. The value of this arrangement is so great to RMR and the Portnoys that it has driven them

to mislead the public about the Equity Offering so that they can keep control of, and continue to

raid, their own piggy-bank.

9.   As a result of the perverse incentives in the CWH-RMR management agreements,

CWH's shareholders have been significantly harmed. For example, in February 2008, CWH's

common shares were trading at more than $32 per share (when factoring in a 1:4 stock split).

Based on a detailed property-by-property valuation analysis of CWH's portfolio, Corvex,

Related, and their investment advisors estimate that CWH's net asset value ("NAV") — *i.e.*, the intrinsic value of its property holdings — as of February 25, 2013 was at least $40.00 per share. Similarly, CWH's book value as of February 25, 2013 was $37.00 per share. On February 25, however, CWH's shares closed at $15.85.

10.   On February 25, 2013, notwithstanding that CWH stock was trading at a 57% discount from the Company's intrinsic value, CWH initiated and announced its massive and dilutive Equity Offering of up to 31,050,000 common shares, purportedly for "general business purposes" and the purchase of debt trading at prices ranging from 102% to 111% of par in a tender offer initiated and announced the same day.

11.   Following the February 25 announcement, CWH held investor meetings in New York during which it professed that the primary reason for initiating the Equity Offering was to appease credit rating agencies who had threatened to downgrade the Company. Given the Company's significant assets, however, it was simply absurd that a professed concern about a credit ratings downgrade would give rise to a massive dilution of common equity holders. It would be far easier to delever and prevent a downgrade by effecting asset sales from the Company's existing real estate portfolio or selling a portion of the Company's stake in other publicly-traded REITs. It likewise made no sense for the Company to profess the need for funds to repurchase notes when the Company was not facing liquidity issues, and the notes at issue were trading well above par, had no near term maturities, had no covenant issues, and contained no ratings triggers.

12.   Because the Equity Offering makes no economic sense at all, the Company's largest shareholders all requested that the Trustees cancel the offering and discuss alternative paths forward. Corvex and Related, for example, issued an open letter to CWH's Board of

Trustees requesting that the Board cease the value-destroying equity offering and debt

repurchase, publicly filed a detailed plan for closing the massive discount between its public

market value of $15.85 per share and its estimated NAV of $40.00 per share, and requested that

CWH's Board of Trustees meet with Corvex and Related to discuss how to maximize long-term

value for all of CWH's shareholders.

13.   Similarly, Luxor Capital Group, LP, and its affiliates ("Luxor Capital"), which

hold approximately 8% of the common shares of the Company, stated in a press release its view

that "there exists a substantial discount between the fair market, net asset value of

CommonWealth REIT . . . and the current trading price of the Company's listed stock" due to

"an asset aggregating strategy that is the product of competing incentives between shareholders

and the external manager, REIT Management and Research LLC." Luxor demanded that

CWH's Board of Trustees "cancel the ill-advised [Equity] Offering" and engage an independent

financial advisor to "explore the full range of strategic alternatives."

14.   The pleas from CWH's largest shareholders fell on deaf ears. CWH's Board of

Trustees did not cancel the Equity Offering, did not engage an independent financial advisor, and

did not meet with any shareholders to discuss alternative paths forward.

15.   Faced with the recalcitrance of CWH's Board of Trustees, Corvex and Related

wrote multiple additional letters to CWH's Board of Trustees to reiterate their desire to meet

with management and to offer to acquire all outstanding CWH stock at a premium.

16.   In response to an offer from Corvex and Related to acquire all outstanding CWH

stock for $27.00 per share, CWH issued a press release on February 27, 2013 stating that the

proposed new stock for the Equity Offering, now totaling 34,500,000 common shares (including

the anticipated underwriters' over-allotment option), had been priced at $19.00 per share, and that the Equity Offering would close on Tuesday, March 5. CWH priced the shares in the Equity

Offering at $19.00 per share, even though CWH stock had been trading for over two days with

highs of over $24.00 per share and with significant trading volume of over 60 million shares,

showing there was excess market demand for the common shares at prices well above the $19.00

offering level.

17.   There is no genuine "business purpose" for the economically irrational Equity

Offering at all. Rather, as explained herein, the sole purpose of the offering is to dilute the

voting power of existing shareholders and entrench management, including through making an

action by written consent to replace the Board of Trustees significantly more difficult to achieve,

so that Defendants can continue to exploit CWH in order to line their own pockets. With the

Equity Offering, Defendants are trying to effectively put in place and trigger a poison pill.

18.   Defendants have deliberately misled investors regarding the true purpose of the

Equity Offering, and sharply limited the time for any existing shareholder to challenge the

Equity Offering by setting the closing for the offering on Tuesday, March 5, 2013, just six

business days after it was first announced on Monday, February 25, 2013.

19.   Absent emergency injunctive relief by late Monday, March 4, 2013,

Defendants' fraudulent scheme will be consummated with the closing of the Equity Offering on

March 5, 2013.

JURISDICTION AND VENUE

20.   The claims asserted herein arise under and pursuant to Sections 10(b) and 20(a) of

the Securities and Exchange Act of 1934 (the "Exchange Act"), 15 U.S.C. §§ 78j(b) and 78t(a),

and SEC Rule 10b-5 promulgated thereunder, 17 C.F.R. § 240.10b-5.

21.   This Court has jurisdiction over the subject matter of this action under 28 U.S.C.

§ 1331 and Section 27 of the Exchange Act.

22.   Venue is proper in this District under Section 27 of the Exchange Act and 28

U.S.C. § 1391(b), (c), and (d). Many of the acts charged herein, including the preparation and

dissemination of materially false and misleading information, occurred in substantial part in this

District.

23.   In connection with the acts alleged in this Complaint, Defendants, directly or

indirectly, used the means and instrumentalities of interstate commerce, including, but not

limited to, the mails, interstate telephone communications, and the facilities of the national

securities markets.

THE PARTIES

24.   Plaintiff Corvex Management LP is a Delaware limited partnership with its

principal place of business at 712 Fifth Avenue, 23rd Floor, New York, New York 10019.

Corvex is an investment firm headquartered in New York, New York that engages in

value-based investing across capital structure in situations with identifiable catalysts. Corvex is

the beneficial holder of approximately 4.90% of CWH stock currently outstanding.

25.   Plaintiff Related Fund Management, LLC is a Delaware limited liability company

with its principal place of business at 60 Columbus Circle, New York, New York 10023.

Related is the beneficial holder of approximately 4.90% of CWH stock currently outstanding.

26.   Defendant CommonWealth REIT is a Maryland real estate investment trust with

its principal place of business at Two Newton Place, 255 Washington Street, Newton,

Massachusetts 02458-1634. CWH stock trades on the New York Stock Exchange under the

ticker symbol CWH. CWH owns office and industrial buildings, with a primary focus on office

properties in secondary Central Business District ("CBD") markets. CommonWealth has a

Board composed of five Trustees and is managed by RMR, a private company that is owned by

the Portnoys and that manages several publicly traded real estate companies, including several former subsidiaries of CWH: (a) Hospitality Properties Trust ("HPT"), publicly traded since 1995; (b) Senior Housing Properties Trust ("SNH"), publicly traded since 1999; (c) Government Properties Income Trust ("GOV"), publicly traded since 2009; and (d) Select Income REIT ("SIR"), publicly traded since 2012.

27.   Defendant Barry M. Portnoy is a founder and a Managing Trustee of CWH, and a founder, co-owner, Director, and Chairman of RMR. He is also a managing trustee for each of the four former subsidiaries of CWH that are managed by RMR: (a) Managing Trustee, HHP, since 1995; (b) Managing Trustee, SNH, since 1999; (c) Managing Trustee, GOV, since 2009; and (d) Managing Trustee, SIR, since 2011. He is also an owner, Director, and Vice President of RMR Advisors, Inc., an affiliate of RMR, and a Trustee and Portfolio Manager of various RMR investment funds that are each affiliates of RMR.

28.   Defendant Adam D. Portnoy, the son of Barry Portnoy, is the President and a Managing Trustee of CWH and the President, CEO, and co-owner of RMR. He is also a managing trustee for each of the four former subsidiaries of CWH that are managed by RMR: (a) Managing Trustee, HPT, since 2007; (b) Managing Trustee, SNH, since 2007; (c) Managing Trustee, GOV, since 2009; and (d) Managing Trustee, SIR, since 2011. He is also President, Director, and an owner of RMR Advisors, Inc, and a Trustee and Portfolio Manager of various RMR investment funds that are each affiliates of RMR.

29.   Since 2012, Defendant Joseph L. Morea has been a Trustee of CWH. Morea is a former banker at RBC Capital Markets, one of the co-managers for the Equity Offering.

30.   Since 2006, Defendant William A. Lamkin has been a Trustee of CWH. Larkin is also a Trustee on the Boards of HPT and SIR, two former subsidiaries of CWH that are managed by RMR.

31.   Since 1999, Defendant Frederick N. Zeytoonjian has been a Trustee of CWH. Zeytoonjian is also a Trustee on the Board of SNH, a former subsidiary of CWH that is managed by REIT Management.

32.   Messrs. B. Portnoy, A. Portnoy, Morea, Lamkin, and Zeytoonjian are collectively referred to herein as the "Trustees" or the "Trustee Defendants."

FACTUAL BACKGROUND

A.   RMR's Control of CWH

33.   Barry Portnoy founded CWH and RMR, both of which are part of a larger umbrella of RMR entities (collectively, the "RMR Funds") that include:

- an investment manager, REIT Management
- an investment advisor, RMR Advisors, Inc. ("RMR Advisors"), and
- numerous RMR investment funds.

34.   Barry Portnoy is not only a Managing Trustee of CWH and the co-owner and Chairman of RMR, but also the founder, an owner, and primary stakeholder in RMR Funds; a Managing Trustee for each of CWH's four former subsidiary REITs; and a Trustee and Portfolio Manager of various RMR investments funds.

35.   Likewise, Defendant Adam Portnoy is not only the President and a Managing Trustee of CWH, and the President, CEO, and co-owner of RMR, but also the founder, an owner, and primary stakeholder in RMR Funds; a Managing Trustee of each of CHW's four former subsidiary REITs; and a Trustee and Portfolio Manager of various RMR investment funds.

36.   RMR manages CWH and four other public REITs, each of which were at one time owned by CWH. As CWH's manager, RMR is not only paid a management fee, but also awarded fees for any properties that it purchases on CWH's behalf.

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37.   CWH's three purported "independent" trustees are affiliated with either other REITs managed by RMR or one of the co-managers for the Equity Offering. Lamkin is a trustee on the Boards of HPT and SIR — both former subsidiaries of CWH that are controlled by RMR. Similarly, Zeytoonjian is a trustee on the Board of SNH — a former subsidiary of CWH controlled by RMR. Morea is a former banker at RBC Capital Markets, one of the co-managers for the Equity Offering.

B.   CWH's Deteriorating Financial Condition

38.   In 2009, RMR implemented a strategic plan to reposition CWH's portfolio by focusing on CBD markets and selling assets in the suburban office market. RMR's plan put a strain on the Company's balance sheet because CWH was (a) buying CBD office properties at high prices; (b) selling suburban office properties at low prices; and (c) failing to obtain leases for the properties that it held. As a result, although the Company's cost basis in its assets is approximately $7 billion, the public markets valued the Company at approximately $4.9 billion on February 25, 2013, the day CWH initiated and announced the Equity Offering. This $2.1 billion gap speaks loudly to the value destruction wreaked by the Trustees and RMR upon Company shareholders.

39.   RMR's buy high, sell low plan for CWH has been lucrative for RMR because it receives incentive fees based on acquisitions, regardless of financial returns to shareholders. For instance, the Trustees determine the fees provided to RMR using the Company's historical cost basis (which provides for inflated fees). In sharp contrast, the Trustees, through the Equity Offering, are selling equity at less than 50% of the value they use for awarding fees to RMR. This, in turn, dilutes shareholders and entrenches the Trustees and RMR.

40.   By contrast, RMR's buy high, sell low plan for CWH has been a disaster for shareholders. In February 2008, CWH's stock was trading at more than $32 per share (when

factoring in a 1:4 stock split). On February 25, 2013, CWH's stock closed at $15.85. In January

2008, CWH issued a stockholder dividend of $0.84 per share. By January 2013, CWH's

dividend had been reduced to $0.25 per share.

C.   Defendants' Institutionalized Disregard for Shareholder Interests

41.   CWH's current stock price reflects a significant discount to its real value. Indeed,

based upon a detailed property-by-property valuation analysis, Plaintiffs and their investment

advisors estimate that CWH's NAV as of February 25, 2013 was $40.00 per share, or more than

2.5 times the $15.85 per share price at which CWH closed on February 25, 2013. Similarly,

CWH's book value as of February 25, 2013 was $37.00, or more than 2.3 times the $15.85 per

share price at which CWH closed on February 25, 2013.

42.   The significant gap between the Company's share price and its NAV is directly

attributable to the Company's management structure. All five Trustees combined own very little

CWH stock (less than 1% of the Company), but have significant interests and ties to the

Company's manager, RMR. The management structure implemented by the Trustees (*i.e.*,

RMR) skews incentives, reduces CHW's cash flow through excessive management fees, and

impairs the Company's valuation. It is, in short, institutionalized self-dealing.

43.   Over the last five years, the Trustees of CWH have agreed to pay out over $336

million in management fees to RMR — representing over 20% of CWH's market capitalization

as of February 25, 2013.

44.   In addition, RMR's fees are based primarily on the historical cost basis of

investments made by CWH, and reward management for acquisitions regardless of financial

returns or strategic rationale.

45.   These misaligned incentives have led the Trustees to engage in a strategy targeted at maximizing management fees for the benefit of RMR and the conflicted Trustee Defendants, at the expense of CWH's shareholders.

D.   Defendants' Entrenchment Tactics

46.   The institutionalized conflicts of interest described above are further exacerbated by Defendants' adoption of corporate governance measures that are designed to entrench management and insulate Defendants from shareholder scrutiny.

47.   CWH has a classified board, which staggers the election of trustees across several annual shareholder meetings, requiring a term of years to remove incumbent Trustees.

48.   CWH has also adopted a "poison pill" that is triggered by the acquisition of a mere 10% of CWH's outstanding shares. And this pill is accompanied by a "slow hand" provision that prevents redemptions by a successor Board of Trustees for 180 days.

49.   Furthermore, although the five-member CWH Board of Trustees purports to be comprised of two inside Trustees (Barry Portnoy and Adam Portnoy) and three outside trustees, two of the three purported "independent" trustees (Larkin and Zeytoonjian) are directly affiliated with entities also managed and controlled by RMR and the third purported "independent" trustee (Morea) is a former banker at RBC Capital Markets, one of the co-managers for the Equity Offering.

50.   In addition, to prevent any public challenge to its corporate practices, the Trustees have adopted a by-law that purports to require shareholders to privately arbitrate any disputes.

51.   These sharp corporate governance practices have not gone unnoticed. At CommonWealth's last shareholder meeting, the corporate governance institution, ISS, took the extraordinary step of recommending that shareholders vote against the incumbent Trustees that were up for election.

E.   Increasing Shareholder Disenchantment And Plaintiffs' Offer

52.   The Trustees have also repeatedly ignored or rejected requests to discuss shareholder concerns. For example, in an open letter to the Trustees, Luxor Capital, which holds over 8% of CWH stock, stated: "We would have liked to address our concerns regarding the RMR and CWH conflicts directly with you in a private, less hostile forum, but our request to meet with the Independent Trustees was denied on December 28, 2012 by the Company. . . . It seems to us that any shareholder with the opinion that a series of strategic decisions have benefitted RMR to the detriment of CWH is deliberately and actively ignored."

53.   The declining performance of CWH stock also gave shareholders further reason for concern. In February 2008, CWH's stock was trading at more than $32 per share (when factoring in a 1:4 stock split). On February 25, 2013, CWH's stock closed at $15.85.

54.   During the week of February 18, 2013, Corvex and Related made particularly significant acquisitions of CWH stock. Between January 2, 2013 and February 15, 2013, the average volume per trading day in CWH stock was 0.68 million. During the week of February 18, 2013, however, the average volume per trading day tripled to 1.98 million.

F.   Defendants' Sudden Equity Offering

55.   On February 25, 2013, no doubt learning of the increased volume of trading during the week of February 18 as Plaintiffs established their major position in CWH stock, Defendants abruptly announced and initiated an Equity Offering, the proceeds of which would be used (i) to repurchase CWH investment grade debt held on highly attractive terms with no near term maturities or liquidity issues (and indeed, with the required payment of a large "make-whole" premium to debt holders in the process); (ii) to repay other debt; and (iii) for unspecified "general business purposes."

56.   On February 25, 2013, CWH's stock closed at <u>$15.85</u>. CWH's book value as of February 25, 2013 was $37.00. Based on a detailed property-by-property valuation analysis of CWH's portfolio, Corvex, Related, and their investment advisors estimate that CWH's NAV as of February 25 was at least <u>$40.00</u> per share. Thus, on the day that CWH announced the Equity Offering, CWH stock was trading at a 57% discount from the Company's intrinsic value.

57.   The Equity Offering makes no economic sense at all. On February 26, 2013, Corvex and Related, which collectively hold approximately 9.8% of CWH's stock, issued an open letter to CWH's Board of Trustees requesting that the Board cease the value-destroying equity offering and debt repurchase, publicly filed a detailed plan for closing the massive discount between its public market value of $15.85 per share and its estimated NAV of $40.00 per share, and requested that CWH's Board of Trustees meet with Corvex and Related to discuss how to maximize long-term value for all of CWH's shareholders.

58.   Similarly, on February 26, 2013, Luxor Capital, which hold approximately 8% of the common shares of the Company, stated in a press release its view that "there exists a substantial discount between the fair market, net asset value of CommonWealth REIT . . . and the current trading price of the Company's listed stock" due to "an asset aggregating strategy that is the product of competing incentives between shareholders and the external manager, REIT Management and Research LLC." Luxor demanded that CWH's Board of Trustees "cancel the ill-advised [Equity] Offering" and engage an independent financial advisor to "explore the full range of strategic alternatives."

59.   The pleas from CWH's largest shareholders fell on deaf ears. CWH's Board of Trustees did not cancel the Equity Offering, did not engage an independent financial advisor, and did not meet with any shareholders to discuss alternative paths forward.

60.   Corvex and Related tried again. In another open letter to CWH's Board of Trustees, Corvex and Related stated that they wanted to "reiterate our desire (outlined in our initial letter) to immediately meet with management and address the many opportunities that exist for value creation." In addition, Corvex and Related stated that they would be prepared to acquire all outstanding CWH stock for $25.00 per share, or at a premium of nearly $10.00 per share over the $15.85 per share closing price on February 25, 2013, the day CWH initiated and announced its Equity Offering.

61.   In response, CWH issued a press release stating that it would continue to pursue the Equity Offering.

62.   On February 27, 2013, Corvex and Related issued yet another open letter stating their disappointment with the continued failure of CWH's Board of Trustees to respond to their requests for a meeting, while simultaneously marketing the value-destroying Equity Offering. In addition, Corvex and Related stated that, if CWH agreed to cancel the Equity Offering, they would be prepared to "acquire all of the common shares of CommonWealth for a price of $25.00 per share, and [we]re prepared to meaningfully increase this offer upon completion of confirmatory due diligence."

63.   In response, CWH issued a press release to "re-confirm" it intentions to proceed with the Equity Offering.

64.   Corvex and Related issued another open letter to CWH's Board of Trustees stating that they had "received credible expressions of interest with respect to the purchase of certain properties well in excess of the valuation used to reach [the] $40NAV" and that they "continue[d] to believe in the value of CWH under proper management" and were "increas[ing] our proposal to $27.00 per share."

65.   In response to the offer from Corvex and Related to acquire all outstanding CWH stock for $27.00 per share, CWH issued a press release on February 27, 2013 stating that the proposed new stock for the Equity Offering had been priced at $19.00 per share, and that the Equity Offering would close on Tuesday, March 5.

66.   On February 27, 2013, Corvex and Related filed suit in Maryland state court asserting direct and derivative claims against CWH, the Trustees, and RMR for breach of fiduciary duty. To date, no judge has been assigned to the case. On February 27, 2013, CWH and the Trustees served a demand for arbitration against Corvex, but not Related.

67.   On February 28, 2013, Delaware County Employees Retirement Fund filed suit in the U.S. District Court for the District of Massachusetts asserting derivative claims against the Trustees and RMR. *See Delaware Cnty. Employees Ret. Fund v. Portnoy, et al.*, No. 1:13-cv-10405 (D. Mass.).

FALSE AND MISLEADING STATMENTS

68.   The prospectus supplement for the Equity Offering states that the proceeds from the offering will be used for the purchase of debt and for unspecified "general business purposes."

69.   Contrary to Defendants' representations, there is no genuine "business purpose" for the Equity Offering. Indeed, issuing new stock when CWH's existing stock is trading at a steep discount from CWH's intrinsic value in order to purchase debt on highly unfavorable terms (prices ranging from 102% to 111% of par) makes absolutely no economic sense. Similarly, refusing to even consider a proposed buyout at $27.00 per share in favor of issuing up to 34,500,000 new shares at $19.00 per share makes no business sense.

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70.   The true, undisclosed purpose of the Equity Offering is to dilute the voting power

of existing shareholders and entrench management so that Defendants can continue to exploit

CWH in order to line their own pockets.

71.   Indeed, CWH's significant underpricing of the new stock to be issued in the

Equity Offering at $19.00 per share is deliberate. Because of the underpricing, the Equity

Offering is oversubscribed by over four times, and CWH may handpick those to whom they

would like the new stock to be sold. If the Equity Offering is consummated, the shares of new

CWH stock that will be issued will constitute approximately 35.0% of all outstanding CWH

stock, a Defendant-friendly voting block that can effectively thwart any efforts to remove the

Trustees who continue to fleece the Company. Indeed, under CWH's Declaration of Trust, the

written consent of 66.67% of all CWH shares is required to remove a Trustee.

72.   To sharply limit the time for existing shareholders to challenge the sham Equity

Offering, Defendants initiated the offering on Monday, February 25, 2013, and have slated it to

close on Tuesday, March 5, 2013.


COUNT I
(Violations of Section 10(b) of the Exchange Act and SEC Rule 10b-5
by Defendant CWH and the Trustee Defendants)


73.   Plaintiffs Corvex and Related repeat and reallege each and every allegation in

paragraphs 1 through 72 as if fully stated here.

74.   This Count is brought against Defendants CWH, Barry Portnoy, Adam Portnoy,

Joseph Morea, William Lamkin, and Frederick Zeytoonjian.

75.   These Defendants disseminated or approved the materially false and misleading

statements set forth above, which they knew or recklessly disregarded were misleading in that

they contained misrepresentations and/or failed to disclose material facts necessary in order to

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make the statements made, in light of the circumstances under which they were made, not

misleading.

76.   These Defendants (i) employed devices, schemes, and artifices to defraud; (ii)

made untrue statements of material fact and/or omitted to state material facts necessary in order

to make the statements made, in light of the circumstances under which they were made, not

misleading; and (iii) engaged in acts, practices, and a course of business that operated as a fraud

or deceit upon CWH shareholders.

77.   As a result of Defendants' fraudulent misconduct, Plaintiffs and all other existing

CWH shareholders will, upon the closing of the Equity Offering on March 5, 2013, be

irreparably disenfranchised from taking any effective shareholder action against the Trustees of

CWH who are fleecing the Company.

78.   Corvex and Related have no adequate remedy at law.

79.   Accordingly, this Court should declare that CWH and its Trustees have violated

the antifraud provisions of Section 10(b) of the Exchange Act and SEC Rule 10b-5, and enjoin

the closing of the Equity Offering and/or any voting of new stock issued in the Equity Offering.

COUNT II
(Violations of Section 20(a) of the Exchange Act by
the Trustee Defendants and Defendant RMR)

80.   Plaintiffs Corvex and Related repeat and reallege each and every allegation in

paragraphs 1 through 79 as if fully stated here.

81.   This Count is brought against Defendants Barry Portnoy, Adam Portnoy, Joseph

Morea, William Lamkin, and Frederick Zeytoonjian, and RMR.

82.   The Trustees are controlling persons of CWH within the meaning of Section 20(a)

of the Exchange Act as alleged herein. These Defendants had the power and authority to cause

CWH to engage in the wrongful conduct complained of herein and were culpable participants in

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CWH's violations of Section 10(b) and SEC Rule 10b-5. By reason of such conduct, the

Trustees are liable pursuant to Section 20(a) of the Exchange Act.

83.   Corvex and Related have no adequate remedy at law.

84.   Accordingly, this Court should declare that CWH and its Trustees have violated

the antifraud provisions of Section 20(a) of the Exchange Act, and enjoin the closing of the

Equity Offering and/or any voting of new stock issued in the Equity Offering.


COUNT III
(Declaratory Judgment that Arbitration Clause is Unenforceable)


85.   Plaintiffs Corvex and Related repeat and reallege each and every allegation in

paragraphs 1 through 84 as if fully stated here.

86.   Defendants are fiduciaries of CWH and its public shareholders. As such, they

owe CWH's shareholders the highest duties of care, loyalty and good faith, and must ensure that

no conflict exists between their own interests and those of CWH's shareholders.

87.   Defendants breached these duties by approving and/or acquiescing to an

amendment purporting to add an arbitration clause to CWH's bylaws. As a matter of law,

equity, and public policy, the arbitration clause should be deemed invalid and unenforceable.

88.   An actual controversy exists as to the legal effect of the arbitration clause.

89.   Accordingly, Plaintiffs respectfully request that the Court declare the arbitration

clause unenforceable.


PRAYER FOR RELIEF


WHEREFORE, Plaintiffs Corvex and Related respectfully request that this Court:

a)   declare that Defendants CWH, Barry Portnoy, Adam Portnoy, Joseph

Morea, William Lamkin, and Frederick Zeytoonjian have violated the antifraud

provisions of Section 10(b) of the Exchange Act and SEC Rule 10b-5;

b)   declare that Defendants Barry Portnoy, Adam Portnoy, Joseph Morea, William Lamkin, and Frederick Zeytoonjian have violated the antifraud provisions of Section 20(a) of the Exchange Act;

c)   declare that the arbitration clause in CWH's bylaws is unenforceable;

d)   enjoin the closing of the Equity Offering and/or any voting of new stock issued in the Equity Offering;

e)   award Corvex and Related their costs and disbursements in this action, including reasonable attorneys' and experts' fees; and

f)   grant Corvex and Related such other and further relief as this Court may deem just and proper.

DATED: March 1, 2013   **ROBINS, KAPLAN, MILLER & CIRESI L.L.P.**

By: /s/ David E. Marder

— _____

David E. Marder (552485)

800 Boylston Street
25th Floor, Prudential Tower
Boston, MA 02199-7080
demarder@rkmc.com
Tel: 617-267-2300
Fax: 617-267-8288

Of Counsel:

Adam H. Offenhartz
James L. Hallowell
Aric Wu
GIBSON, DUNN & CRUTCHER LLP
200 Park Avenue
New York, NY 10166-0193
Phone: 212.351.4000
Fax: 212.351.4035

CERTIFICATE OF SERVICE

The undersigned hereby certifies that copies of the above document filed through the CM/ECF system will be sent electronically to the registered participants as identified on the Notice of Electronic Filing (NEF) and paper copies will be sent to those indicated as non-registered participants on March 1, 2013.

/s/ David E. Marder

David E. Marder
ROBINS, KAPLAN, MILLER & CIRESI L.L.P.
800 Boylston Street
25th Floor, Prudential Tower
Boston, MA 02199-7080
617-267-2300
demarder@rkmc.com

ATTORNEY FOR PLAINTIFF